SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                       (Amendment No. 10)*

                   EDGE TECHNOLOGY GROUP, INC.
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                        (Name of Issuer)


             Common Stock, par value $.01 per share
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                 (Title of Class of Securities)

                           279869 10 1
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                         (CUSIP Number)

                        James A. Loughran
              Director, Infinity Investors Limited
              Hunkins Waterfront Plaza, Main Street
                          P.O. Box 556
                       Charlestown, Nevis
                           West Indies
                       011-44-207-355-2051
                         (from the U.S.)
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         March 4, 2002
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              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP Number 279869 10 1        13D/A               Page 2 of 5


(1)  Name of Reporting Persons.        Infinity Investors Limited

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [   ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting                       0
                              Power
        Beneficially
                         (8)  Shared Voting             6,930,149
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive                  0
                              Power
           with:
                         (10) Shared Dispositive        6,930,149
                              Power

(11) Aggregate Amount Beneficially Owned                6,930,149
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                  42.1%[FN-1]
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO


---------------------
FN-1 All ownership percentages identified in this Amendment No. 10 to Statement on Schedule 13D/A are based on 16,476,238 shares of common stock outstanding being the sum of the 16,385,143 shown as outstanding on December 27, 2001, as noted in the Issuer's Information Statement dated January 4, 2002, plus the number of shares of Common Stock issued by the Issuer to correct a miscalculation in the amount of accrued dividends and interest in the Issuer's preferred stock which was converted to Common Stock on or about September 1, 2000.

CUSIP Number 279869 10 1        13D/A               Page 3 of 5


Introductory Statement

This Amendment No. 10 to Statement on Schedule 13D is made to amend the Schedule 13D, as previously amended ("Schedule 13D"), previously filed jointly by Infinity Investors Limited, Infinity Emerging Holdings Subsidiary Limited ("IEHSL"), Glacier Capital Limited ("Glacier"), PurchasePooling Investment Fund ("PurchasePooling"), Summit Capital Limited ("Summit") and Catalyst Master Fund, L.P. ("Catalyst") with respect to the securities of Edge Technology Group, Inc., a Delaware corporation formerly known as Visual Edge Systems, Inc. As noted in Amendment No. 9 to this Schedule 13D, Infinity Investors Limited ("Infinity") is the only remaining member of such group holding shares of the Issuer. This Amendment No. 10 is filed solely to reflect the issuance by the Issuer of 60,295 additional shares of Common Stock to Infinity to correct a miscalculation of the accrued dividends and interest payable on shares of the Issuer's preferred stock which were converted into shares of Common Stock on or about September 1, 2000.

ITEM 1.   Security and Issuer.

     NOT AMENDED

ITEM 2.   Identity and Background.

        (a)    NOT AMENDED

(b) and (c)    NOT AMENDED

(d) and (e)    NOT AMENDED

        (f)    NOT AMENDED

ITEM 3.   Source and Amount of Funds or Other Consideration.

     NOT AMENDED


ITEM      4.   Purpose of Transaction.

     NOT AMENDED

ITEM 5.   Interest in Securities of the Issuer.

(a) and (b)    NOT AMENDED

        (c)  NOT AMENDED

        (d)  Not applicable.

        (e)  NOT AMENDED




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CUSIP Number 279869 10 1        13D/A               Page 4 of 5



ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.

          None.

ITEM 7.   Material to be Filed as Exhibits.

          None







                    (Signature Page Follows)

CUSIP Number 279869 10 1        13D/A               Page 5 of 5

After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  March 14, 2002.

                         INFINITY INVESTORS LIMITED


                         By:  /s/  JAMES E. MARTIN
                            ----------------------------
                              James E. Martin, Director



   Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).